SEC 1815 (11-2002)

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___       No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

Exhibit Index for Form 6-K

1.0

News Release dated October 14, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURIZON MINES LTD.

(Registrant)

Signed "Julie A. S. Kemp"

Date  October 14, 2004

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No.  22 - 2004

OCTOBER 14, 2004
FOR IMMEDIATE RELEASE

AURIZON'S CASA BERARDI ZONE 113 YIELDS
HIGH GRADE GOLD INTERCEPTS BELOW 700 METRES

Aurizon Mines Ltd. is pleased to report additional favourable results from its ongoing definition drill program, between 700 metres and 850 metres depth, on its Casa Berardi Project, Quebec.  Results confirm the continuity of grade and thickness of Zone 113 to a depth of 850 metres.  The deepest definition hole drilled to date, U248, returned 15.7 grams of gold per tonne over a true width of 10.7 metres, approximately 830 metres below surface.

Definition drilling completed to a depth of 700 metres will be incorporated in Phase One of the
Casa Berardi Mine plan, which will be detailed in the feasibility study expected late in the fourth quarter. Definition drilling below 700 metres will be included in a post-feasibility Phase Two mine plan to be completed during the first half of 2005.  The purpose of the two phase approach to the mine plan is to get the Project into production sooner, at a lower pre-production cost.

Results from the current drilling are listed below:

Hole ID	Gold grams/tonne (assays uncut)	Length (metres along the hole)	True Thickness (metres)
U245	12.6	15.5	10.7
U246	13.8	15.3	7.6
U247	14.9	11.1	6.4
U248	15.7	20.3	10.7
U249	5.8	17.1	10.3
U250A	2.3	1.7	1.1
U251	26.9	9.0	4.8
U371	12.6	11.6	4.4

"Zone 113 has a high grade core that is continuous to a depth of at least 850 metres.  The current definition drill results confirm our belief that Casa Berardi will be a long life mining project." said David Hall, Aurizon's President and Chief Executive Officer.  "Aurizon will continue to expand its resource base by extending its underground exploration drifts to drill Zone 113 to a depth of at least 1,100 metres; and to definition drill Zones 118 through 122."

The Underground Definition Drill Program

Drilling of Zone 113 at 25 metre centres, from a depth of 450 metres to 700 metres, is complete.  Three drills are currently operating from the track drift on the 550 metre level, providing detailed information on the grade and continuity of the lower portion of Zone 113 below 700 metres.  An updated mine plan (Phase Two) using year end mineral resources will be completed in the first half of 2005.

October 14, 2004
Aurizon's Casa Berardi Zone 113 Yields
High Grade Gold Intercepts Below 700 Metres

Drilling indicates that Zone 113 is a 20 to 70 metre wide mineralized corridor adjacent to the Casa Berardi fault.  Gold mineralization is found within narrow to large folded quartz veins and associated wall rock.  Mineralization and quartz veins are oblique to the Casa Berardi fault, which is 0.1 to 2.0 metres wide in the drilled area.  The best grades are found in quartz veins that are folded and possibly faulted.  The veins are usually contained within a wider and lower grade mineralized envelope.  Within the mineralized zone, higher grade ore shoots steeply plunge to the east.

Quality Control

Core assays are performed on split or core sawed in half, with standard fire assay procedures and gravimetric finition.  However, some of the infill drilling core assays were performed on whole core. Certified reference material is inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically.  Primary assaying is performed by SGS Geochemical Laboratories of Rouyn-Noranda and check assays are carried out by Chimitec of Val D'Or.

Drill hole planning, implementation and the quality control program is supervised by Robert Crepeau, P.Geol., Technical Services Superintendent, who is an appropriately qualified person as defined by National Instrument 43-101.

Additional Information

A sketch indicating the area covered by the current underground exploration drilling program described herein is attached to this news release.  If you are unable to view this information, please download this news release from Aurizon's website at http://www.aurizon.com or contact the Company at the numbers listed below.  All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is a Canadian-based gold producer with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns one hundred percent (100%) of the Casa Berardi property, which is accessible by road, has all necessary mining permits in place and is on the Hydro Quebec power grid.  Aurizon also owns 50% of the Sleeping Giant Mine. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains "forward-looking statements", including, but not limited to, statements regarding the Company's expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon's Annual Report on Form 20-F filed on SEDAR as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec and with the Toronto Stock Exchange; and on EDGAR, with the United States Securities and Exchange Commission.

CASA BERARDI Project
Vertical Longitudinal Section
Zone 113
AURIZON MINES LTD
October 14, 2004
* Holes projected along an EW vertical longitudinal section
11200E
11300E
11400E
11500E
11600E
-400m
-500m
-600m
-700m
-800m
DRIFT
(550m Level)
U245
12.6/10.7
U247
14.9/6.4
U249
5.8/10.3
U246
13.8/7.6
U250A
2.3/1.1
U251
26.9/4.8
U371
12.6/4.4
U248
15.7/10.7
0
25m
Legend
Previous U/G holes reported
U251
New U/G holes reported
26.9/4.8 = g/t Au/m

Reference: NR Issue: No 22-2004